Exhibit 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis has been prepared as at March 29, 2007 unless otherwise indicated, and it should be read in conjunction with the accompanying audited consolidated financial statements of Queenstake Resources Ltd. (“Queenstake” or the “Company”) as at December 31, 2006 and the notes thereto which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).   All dollar figures are in U.S. dollars, unless otherwise indicated.

INTRODUCTION

The Company engages in the mining, processing, production and sale of gold, as well as related activities including development and exploration.  The Company’s principal asset and primary source of revenue is its 100% owned Jerritt Canyon mine complex where it operates several mines and an ore processing plant, located 50 miles north of Elko, Nevada.  The Jerritt Canyon mine complex consists of two underground mines, which together with ore stockpiles feed ore to an ore processing mill. Jerritt Canyon has extensive exploration potential, comprised of an approximately 119-square mile land position that it controls, together with a geological database compiled over the past 29 years.

The Company acquired the Jerritt Canyon Mine on June 30, 2003; prior to that date the Company was an exploration company and did not have commercial scale gold production.

2006 FULL-YEAR OVERVIEW

During the full-year 2006, total ore tons mined were 777,836, total ore tons milled were 973,593, total ounces of gold produced were 169,851, and cash operating costs were $533 per ounce of gold produced.  Net loss for the year was $20.8 million.

Summary operating and financial results during the full-year 2006 included:

•                  The Company reported a net loss of $20.8 million on sales of 167,762 ounces of gold;

•                  The operation finished the year with an estimated 11,900 contained gold ounces in Jerritt Canyon ore and an estimated 37,000 contained gold ounces in ore purchased from Newmont in stockpiles adjacent to the mill;

•                  The Starvation Canyon exploration program continued to improve continuity of gold mineralization encountering one of the best drill intercepts in the three-decade history of Jerritt Canyon: an intercept at Starvation Canyon of 140 feet with an average grade of 0.46 ounce of gold per ton (opt);

•                  An evaporation pond, mandated by the Nevada Department of Environmental Protection (“NDEP”), was constructed and nearly completed, and will provide risk mitigation in tailings solution handling and a reduction in the estimated closure time period;

•                  Cash and cash equivalents on December 31, 2006 totaled $6.6 million;

•                  Unsold gold inventory on December 31,  2006 totaled 520 ounces; and

•                  The working capital deficit as at December 31, 2006 was $12.4 million.

2007 SUBSEQUENT EVENTS

On January 15 2007, the Company closed a secured convertible bridge loan financing facility (the “Facility”) of $8 million with Auramet Trading LLC.  The borrowed funds, less costs of the transaction, primarily paid the costs of a new evaporation pond at the Jerritt Canyon operations which was mandated by the NDEP.  The Company is pursuing reimbursement for such costs under its reclamation insurance policy with American International Specialty Lines Insurance Company, a subsidiary of AIG (the “Insurer”), but the timing and receipt of such reimbursement is uncertain.  The Facility has an interest rate of 12.9% per annum and is repayable no later than May 31, 2007 (extended from April 30, 2007) in cash, or at the option of Auramet, part or all of the Facility may be repaid in common shares of Queenstake at a conversion price of $0.22 per share.  The costs of the Facility include a 3.5% underwriting fee in respect of which Auramet elected to receive partial payment with 1,464,579 Queenstake common shares.  In addition, Auramet received warrants exercisable to acquire 10 million Queenstake common shares for a term of one year at an exercise price of $0.22 per share. This Facility was necessary as a result of delays in the ongoing discussions with the Insurer for the yet unresolved reimbursement of the costs of the evaporation pond. Queenstake and its legal advisers believe that reimbursement for the cost of the evaporation pond is covered under its reclamation insurance policy and will continue to pursue this matter with the Insurer.  The $9.0 million evaporation pond was mandated by the NDEP earlier in 2006 as part of Jerritt Canyon’s long-term closure and reclamation plan. Construction began in the third quarter of 2006 and was approximately 95% complete at December 31, 2006. The lined evaporation pond is designed to allow water from the existing tailings containment system to be isolated while it evaporates. At December 31, 2006, there were approximately $8 million of trade payables incurred for the evaporation pond, which were paid down subsequent to year end using proceeds of the Facility. Although the Company continues to expect reimbursement from the Insurer, the timing and receipt of such reimbursement is uncertain.

The Company filed suit on January 19, 2007 against the Insurer in United States District Court for the District of Colorado.  The suit seeks $8.4 million for construction of the evaporation pond at the Company’s Jerritt Canyon operations in Nevada plus an unspecified amount for additional damages as a result of the Insurance Company’s failure to reimburse Queenstake under its reclamation costs insurance policy.  Queenstake’s insurance policy includes coverage in respect of reclamation related costs arising as a result of changes in applicable environmental laws and government mandates.  The matter has been referred to arbitration.  Queenstake is being represented in this matter by Anderson Kill & Olick, P.C. of New York.

Effective March 16, 2007, the Company and YGC Resources Ltd. (“YGC”) completed all due diligence requirements and signed a definitive combination agreement to merge the companies to form Yukon-Nevada Gold Corporation (“Newco”).  The business combination is structured as a plan of arrangement whereby the Company will become a wholly-owned subsidiary of Newco.  Under the agreed upon terms, shareholders of YGC will retain one common share of Newco for each share of YGC held, and shareholders of Queenstake will receive one common share of Newco for each ten shares of Queenstake held.  Outstanding warrants and options in each company will be assumed or exchanged by Newco on the basis of the same ratio.  The proposed transaction will combine Queenstake’s and YGC’s mineral property interests in North America to create operating efficiency with emphasis on production from the Jerritt Canyon gold mine in Nevada, and the advancement towards production of the Ketza River gold property in the Yukon.  The business combination will yield benefits to the shareholders of Newco by providing a greater asset base and capitalization, creating operating synergies and efficiency, reducing overhead and creating a broader share trading market with the potential for greater liquidity. In addition, the transaction will allow an aggressive and sustained exploration program throughout the extensive land packages that will be wholly owned by Newco in Nevada and the Yukon.  It has been agreed that the Board of Directors of Newco will comprise all of the current members of the Board of Directors of YGC together with Dorian (Dusty) Nicol and Peter Bojtos of Queenstake.  It has been further agreed that the President and CEO of Newco will be Graham C. Dickson, currently President and CEO of YGC, and that Dorian (Dusty) Nicol, currently President and CEO of Queenstake, will be Executive Vice President of Exploration of Newco.  The business combination is subject to shareholder, court and regulatory approvals and other conditions precedent, including a minimum $Cdn. 80.0 million net proceeds financing to be completed by YGC for the benefit of Newco.   The respective shareholder meetings of the Company and YGC are scheduled to be held on May 18, 2007.

On March 23, 2007 45,950,000 warrants, issued as part of an equity financing completed on March 23, 2005, expired unexercised.

SELECTED ANNUAL INFORMATION

The following Table 1 summarizes selected financial data for the Company for each of the three most recent fiscal years.  The information herein is prepared in accordance with Canadian generally accepted accounting principles:

Table 1 — Selected Annual Financial Data

(In millions of U.S. Dollars)	2006	2005	2004
Revenues	$102.9	$90.2	$100.4
Net loss from continuing operations	(21.4)	(20.5)	(18.0)
Net loss	(20.8)	(19.7)	(22.1)
Basic and diluted loss per share	(0.04)	(0.04)	(0.06)
Total assets	123.2	93.3	87.9
Long-term liabilties	24.6	28.5	26.9
Cash dividends declared	—	—	—
During the reporting periods, the Company reported no discontinued operations or extraordinary items.

RESULTS OF OPERATIONS

Queenstake implemented several cost savings initiatives toward the end of the third quarter of 2006 that have delivered and are expected to continue to result in significant reductions to operating costs going forward.  Cost initiatives completed include: discontinuing the services of one underground mining contractor; a reduction of 11% of the workforce; reorganizing and centralizing the maintenance department; removing from service the high-hours, high-maintenance cost mining equipment; and deferring the production of ore tons that lie below the water table at the Smith Mine.

Full-year 2006 gold production from Jerritt Canyon was 153,581 ounces, excluding production from ore purchased from Newmont which added 16,270 ounces of total production.  Cash operating costs per ounce were $533 for 2006 reflecting the mill-related production shortfalls and lower throughput rate, delays in accessing ore and deferral of the mining of higher cost areas of the mines. Cash operating costs continue to be adversely affected by increases in basic commodity prices. The Jerritt Canyon cost of operations showed improvement in the fourth quarter of 2006 as a result of the cost reduction measures implemented in late September, with production and costs and sufficient cash flow to continue to fund the ongoing operations at Jerritt Canyon.

At the end of the third quarter of 2006, and as announced on October 4, 2006, the Company instructed its financial advisors Blackmont Capital Inc. of Toronto to assist the Company in evaluating and pursuing strategic alternatives regarding the long-term value of Queenstake’s assets.  As a result of this process, effective March 16, 2007, the Company and YGC Resources Ltd. (“YGC”) signed a definitive combination agreement to merge the companies to form Yukon-Nevada Gold Corporation (see “2007 Subsequent Events” above.)

In November 2006, the Company entered into an agreement with the Nevada operations subsidiary of Newmont Gold Company (“Newmont”) whereby the Company agreed to process loaded carbon for Newmont utilizing existing excess capacity in the Company’s carbon stripping circuit.  Newmont agreed to pay a processing fee to the Company, and the Company agreed to strip the gold from the loaded carbon while maintaining total segregation of the Newmont carbon and gold from Jerritt Canyon carbon and gold.  As of December 31, 2006 the Company owed $11.2 million to Newmont for loaded carbon that had been delivered to the Jerritt Canyon site awaiting processing.  During 2006, the Company recognized $0.7 million in revenue for carbon processed under this agreement.  As of March 29, 2006, the Company has processed all Newmont loaded carbon on hand at December 31, 2006.  The current contract extends through to April 30, 2007.

Operations and production summary information as compared to the same period in the prior year are as follows:

For the years ended December 31
	2006	2005
Gold ounces produced	169,851	204,091
Gold ounces sold	167,762	202,684

Average sales price per ounce	$609	$445
Cash operating costs per ounce	$533	$386

Total tons mined	1,099,752	1,407,359
Ore tons mined	777,836	959,099
Tons processed	973,593	1,106,937
Grade processed (opt)	0.21	0.22
Process recovery	86.2%	86.6%

The above Tons Milled, Ounces Produced and Ounces Sold are inclusive of “Newmont Purchased Ore”.

Gold production was 169,851 ounces for the full-year 2006.  Gold production declined by 34,240 ounces or 17% from the full-year 2005.  Ore tons milled were 973,593 for the full-year 2006, a decrease of 133,344 tons or 12% from full-year 2005.

The decrease in gold production was primarily due to declining ore tons mined from the Smith Mine and Zone 1 of SSX.  The Smith Mine was adversely affected by water inflows in excess of the capacity of the pumping system to dewater.  Ore tons below the water table in Smith are generally higher-grade and more contiguous and had been planned to provide in excess of 40% of total ore mined for the Jerritt Canyon operation during 2006.  At the end of the third quarter of 2006, the Company reduced pumping activities and deferred mining of the wet Smith Mine ore to later years.  The Jerritt Canyon area has experienced five years of successively higher rainfall and corresponding declines in evaporation.  Full-year rainfall totals for 2005 and 2006 were 21 and 16 inches respectively, significantly higher than historical norms and higher than the mine dewatering systems design capacity limitations, compared to less than 11 inches for the same period in 2000.  The SSX Mine experienced grade declines due to higher mining dilution as a result of the mining of smaller, less contiguous ore blocks.  The Murray Mine was shut down as planned in the second quarter of 2006.  Although underground mine performance was positively affected by a stable underground workforce, high availability of underground production equipment, the presence of two contractors on site for the majority of the year that were dedicated to development and the continuation of the Company’s excellent operating safety record, these improvements were not sufficient to offset declines in mined ore tonnage and grade.

Total ore grade processed for the full-year 2006 is 0.21 opt gold, a decline of 0.01 or 5% from the same period in 2005.  The grade of Queenstake ore milled increased to 0.23 opt, a 0.01 opt or 5% improvement from 2005.  A reconciliation table of Queenstake Jerritt Canyon and Newmont purchased ore processed through the mill is provided below.

Total tons processed in 2006 were 973,593, a decline of 133,344 tons or 12% from 2005.  The reduction in process tonnage is due to a combination of fewer ore tons mined, mill mechanical availability issues and the Company’s plan to scale-back roaster operations in early 2006.  Beginning in August 2005 and continuing through April 2006, the mill processing rate had been scaled back from operating two roasters together to one roaster at a time.  The process rate was increased in April 2006 and the second roaster fully utilized upon the commencement of delivery of purchased ore from Newmont (see “Private Placement, Ore Processing and Property Lease Agreements” below).  Comparison to operating results from previous years should be viewed in that context.  The table below summarizes production results for both Jerritt Canyon ore and ore purchased from Newmont.

	Year ended December 31, 2006
	Queenstake ore	Newmont ore	Total
Torns proccessed	792,959	180,634	973,593
Grade processed (opt)	0.23	0.10	0.21
Process recovery	85.8%	90.4%	86.2%
Gold ounces produced	153,581	16,270	169,851

Newmont began delivering ore to the mill in April 2006 and by the end of 2006 the Jerritt Canyon operation had received approximately 440,000 tons of purchased ore and had over 259,000 tons of purchased ore in stockpile.  Under the terms of the purchase agreement the Company is allowed to defer payment for purchased ore until the ore is processed and the gold produced.  As of March 29, 2007, the Company is in compliance with all provisions of the ore sale and purchase agreement with Newmont.

Processed ore tonnage and gold production for the full-year 2006 were unfavorably impacted as the Company made the decision to run the mill at a reduced capacity in order to minimize the risk of further mill pinion and bull gear mechanical issues.  A new mill pinion gear was installed in April 2006 and the bull gear was turned over and several cracked teeth repaired at that time.  However, through the third quarter of 2006, the new pinion gear exhibited a high degree of wear and pitting and elevated gear surface temperatures that could have posed a risk of catastrophic failure and potential collateral damage if the mill had continued to run at full capacity.  As a result of this experience, the bull and pinion gears are subject to intense monitoring and daily inspection shutdowns, further limiting mill throughput.  A new bull gear has been ordered and is expected to be delivered in April 2007.  The ball mill was operated through the end of 2006 at an average of approximately 75% ball charge in order to reduce the load on the pinion and bull gear.  The Company intends to maintain the 75% ball charge and limit the risk of failure on the gears until the new bull gear is installed during the second quarter of 2007.  As of March 29, 2007, the mill was operating on average at approximately 75% capacity processing a blend of Jerritt Canyon mined ore, Jerritt Canyon stockpiled ore and Newmont purchased ore.  The blend of ore through the mill is determined based on grade, recovery, metallurgical complements to other ore types, minimization of re-handling costs and other factors.

In order to minimize risk and assure optimum mill utilization, the Company completed an analysis of critical spares and inventory in 2006.  The analysis identified areas requiring improvement especially in light of current steel component shortages and machine fabrication lead times for major mechanical components, as is being experienced across the entire Nevada gold mining industry and globally.  These areas are being addressed and a complement of critical spares inventory is expected to be in place by mid-2007.  At March 29, 2007, the operation has two new spare pinion gears on site and a new bull gear has completed fabrication in Australia during early-March and is in transit to the Jerritt Canyon site.

The reduced mill throughput for full-year 2006 has resulted in a deferral of the processing of currently stockpiled ore to 2007.  The Company has estimated that there were a total of approximately 11,900 contained ounces of Jerritt Canyon ore and approximately 37,000 contained ounces of purchased ore in stockpiles at the mill at the end of 2006.

It is planned that the installation of the new bull gear will be completed in the second quarter of 2007, and that the mill will operate at 75% throughput capacity until that capital replacement project is completed.  After installation of the bull gear and completion of planned annual maintenance work, the mill will increase feed tonnage and ball charge to again operate at 100% capacity or approximately 1.5 million tons per year.  Mill feed will consist of both Jerritt Canyon ore, and concentrates and ore purchased from Newmont’s Nevada operations.

Capitalized mine development of 7,083 feet during the year was essentially on 2006 plan, as the mining emphasis shifted to short-term production as the high-grade stockpiles were being depleted during the second quarter.  Two mining contractors that had been dedicated to development were phased-out during the year and internal crews were assigned to those headings.

Over the past year, cash operating costs were negatively impacted by $3.2 million in increased commodity costs, including fuel, electric power, commodities and freight, $2.1 million in higher labor costs from wage increases and higher than anticipated overtime, and $3.1 million from increased contractor costs. These factors accounted for increases in cash operating costs per ounce of $48 through 2006.

Gold Prices

Market prices for gold generally increased through 2006 with the lowest price of $525 per ounce occurring on January 5, 2006 and the average price for the year being $603.  The high market price for full-year 2006 of $725 per ounce occurred on May 5, 2006.  During the fourth quarter, the gold price generally increased with the lowest price of $561 occurring on October 6, 2006 at the beginning of the quarter and an average price of $613 for the quarter.  The high market price for the fourth quarter was $649 occurring on December 1, 2006.

The Company realized an average sales price of $609 per ounce for the full year 2006, $6 per ounce higher than the average market price of $603 for the full year.  The Company realized an average sales price of $615 per ounce for fourth quarter of 2006, an improvement of $2 per ounce as compared to the average market price of $613 for the quarter.

Gold prices averaged $603 and $445 per ounce respectively for the full years 2006 and 2005.  Gold prices averaged $613 and $484 per ounce respectively for the fourth quarters of 2006 and 2005

Private Placement, Ore Processing and Property Lease Agreements

On April 13, 2006, the Company closed an equity private placement with Newmont Canada Limited, a subsidiary of Newmont, whereby Newmont purchased 28.5 million Queenstake common shares at Cdn $0.41 per share for gross proceeds of $10.2 million.  As part of the private placement, Newmont received warrants exercisable to acquire up to 28.5 million additional common shares of Queenstake at a price of Cdn $0.55 through April 12, 2010.  These warrants, which are currently out of the money, would generate Cdn $15.7 million in cash if exercised.  Through April 13, 2008, Newmont will have the right to participate in future equity offerings by Queenstake to preserve its fully diluted shareholding percentage and will have certain additional rights to participate in debt financings.  Proceeds of this private placement are being used to fund exploration and for other corporate uses.

Coincident with the closing of the equity private placement, an affiliate of Newmont conveyed by mineral lease three of its Nevada early-stage exploration properties to Queenstake.  The properties are subject to a sliding scale net smelter return royalty, dependent on the gold price, of 3% to a maximum of 5% if gold is at or above $500 per ounce, and Newmont retains the right to back into a 51% joint venture interest in each of the properties.

In addition, another affiliate of Newmont entered into an agreement to sell concentrates and ore from its Nevada operations to Queenstake for processing at its Jerritt Canyon roasting and milling facility.  The contract calls for Queenstake to purchase at least 500,000 tons per year of ore or concentrate over two years.  Queenstake is paying Newmont the net amount for the recoverable ounces in the purchased concentrates and ore, less commercial terms for processing and refining.  Ore purchases with Newmont may continue for up to three additional years if Queenstake has the spare processing capacity.  Following the completion of the bull gear replacement in the second quarter of 2007, the Jerritt Canyon mill throughput is expected to increase to approximately 100% of its previously demonstrated capacity of approximately 1.5 million tons per year providing for treatment of Newmont’s purchased ore, which is expected to lower the Company’s unit operating costs by spreading the fixed costs over more ounces produced.

Gold Production

Gold production for the full-year 2006 was 169,851 ounces, a decrease of 34,240 ounces (17%) from full-year 2005.

Quarterly production and financial information provided below as at December 31, 2006, is not indicative of future annual production or financial results.  Key quarterly production statistics are illustrated in Table 1.

Table 2 — Jerritt Canyon Quarterly Production Statistics

Three months ended
	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
Gold ounces produced	45,776	43,781	50,421	29,873	45,555	49,613	54,156	54,767
Gold ounces sold	44,929	43,129	51,216	28,488	46,828	54,446	50,560	50,850

Average sales price per ounce	$615	$617	$627	$553	$485	$442	$428	$427
Cash operating costs per ounce (1)	$545	$643	$461	$558	$413	$401	$371	$365

Ore tons mined	199,219	161,371	188,283	228,963	223,060	220,779	234,625	280,635
Tons processed	253,945	297,563	271,857	150,228	211,587	267,116	316,800	311,434
Grade processed (opt)	0.22	0.18	0.22	0.25	0.25	0.21	0.21	0.21
Process recovery	85.6%	86.3%	86.0%	86.4%	86.8%	865%	87.3%	85.8%

(1)          The Company has adopted the Gold Institute Production Cost Standard (the “Standard”) to calculate and report cash operating costs per ounce of gold produced.  This is a non-GAAP measure, intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance.  Where GAAP operating costs are adjusted to calculate per ounce data consistent with the Standard, reconciliations to GAAP measures are provided, see Table 7.

Cash operating costs per ounce for the fourth quarter of 2006 were $545 per ounce or 32% higher than the same period of 2005 due to the decreased ore mined, decreased ore grade and mill mechanical issues discussed previously and increasing fuel, labor and commodity prices.  A reconciliation of cost of sales to cash operating costs per ounce is provided in Table 5.

Statements of Income

The Company reported a net loss of $20.8 million ($.04 per share) for the year ended December 31, 2006 as compared to a net loss of $19.7 million ($.04 per share) for 2005.  The principal components of the loss for the year 2006 were: loss from operations of $21.4 million, other income, net of expense of $0.9 million, foreign exchange gain of $0.1 million related to Company’s Canadian cash reserves, gain on disposal of assets of $0.1 million related to the sale of excess mine equipment and, loss on write-down of assets of $0.2 million related to a failed mill pinion gear.  Principal components of the loss for the year 2005 were: loss from operations of $20.5 million, $0.4 million interest expense, $0.9 million other income (net), foreign exchange gains of $0.2 million, and gain on disposal of assets of $0.1 million.  Loss from operations is illustrated in Table 3.

Table 3 — Loss from operations

(In millions of U.S. Dollars)	2006	2005	2004
Gold sales	$102.9	$90.2	$100.4

Cost of Sales	93.4	80.3	85.3
Depreciation, depletion and amortization	19.0	17.2	19.6
Non-hedge derivatives	0.2	2.6	2.5
Exploration	4.9	3.9	6.6
General and administrative	4.4	4.9	3.4
Accretion of reclamation and mine closure liabilities	1.2	1.2	0.4
Stock-based compensation	1.2	0.6	0.6
	124.3	110.7	118.4
Income (Loss) from operations	$(21.4)	$(20.5)	$(18.0)

During the year 2006, revenues of $102.2 million were generated from the sale of 167,762 ounces of gold at an average realized gold price of $609 per ounce.  Also during 2006, the Company generated $0.7 million in revenue from the processing of loaded carbon for Newmont.  Revenues for 2005 were $90.2 million generated from the sale of 202,684 ounces at an average realized gold price of $445 per ounce.

Costs of sales and depreciation, depletion and amortization (“DD&A”) costs are substantially all associated with the Jerritt Canyon operations.  A reconciliation of cost of sales to cash operating costs per ounce is provided in Table 5.

DD&A charges were $19.9 million for the year 2006 compared with $17.2 million for 2005.  Due to the increase in stockpiled ore and work-in-process ore inventories during the year, DD&A of $0.9 million was capitalized in the ending inventory and DD&A of $19.0 was included in cost of sales for the year.

Non-hedge derivative financial instruments, consisting of gold put option contracts, have been purchased from time to time to protect against the risk of falling gold prices.  The Company does not use gold forward sales contracts to fix future gold prices realized.  During the year 2006, there were $0.2 million of costs associated with the purchased gold put option contracts, and the remaining value of all gold put options were written off during the year.  The cost associated with the purchased gold put option contracts was $2.6 million during 2005, which included $0.9 million in a write-down of non-hedge derivatives to fair market value.

Exploration expenses for the full-year 2006 and 2005 were $4.9 million and $3.9 million, respectively, all associated with the Jerritt Canyon District.

General and administrative (“G&A”) costs are associated with the Company’s corporate offices.  During the full-year 2006, G&A costs were $4.4 million compared to $4.9 million in full-year 2005.

Accretion expense consists of fair value increases recognized for future reclamation and mine closure costs.  Accretion expense for the full-year 2006 and 2005 was $1.2 million for each year.  The estimate of reclamation and mine closure costs was updated during 2006.  Estimated mine closure costs were reduced by $4.0 million at the end of 2006 due to the impact of the new evaporation pond on closure costs related to the tailings facility.  The construction of the evaporation pond, as mandated by the NDEP for closure purposes, reduces the time frame necessary for removing excess moisture from the tailings facility by as much as four years.  During 2005 and 2006, the Company retained the services of an environmental consultant to review and assist in updating cost estimates for reclamation and mine closure.

The principal remaining components of the Company’s net income/(loss) are illustrated in Table 4.

Table 4 — Other Net Income/(Loss) Components

(In millions of U.S. Dollars)	2006	2005	2004
Interest expense	$0.4	$0.4	$4.9
Other income, net of other expense	(0.9)	(0.9)	(0.3)
Foreign exchange (gain) loss	(0.1)	(0.2)	0.1
Gain on disposal of assets	(0.1)	(0.1)	(0.6)
Write-down of assets	0.2	—	—
	$(0.5)	$(0.8)	$4.1

Other income, net of other expense of $0.9 million and $0.9 million for each of 2006 and 2005, were primarily the result of interest earned on surplus cash balances.  A foreign exchange gain of $0.1 million in 2006 and $0.2 million in 2005 reflected the strengthening of the Canadian dollar against the United States dollar as applied to the Company’s Canadian dollar cash reserves during the year.

Table 5 - Summary of Quarterly Results

(In millions of U.S. Dollars, except per share data)	Dec 31, 2006	Sept 30, 2006	June 30, 2006	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005	June 30, 2005	Mar 31, 2005
Total revenues	$28.3	$26.6	$32.2	$15.8	$22.7	$24.1	$21.7	$21.7
Net income (loss)	(7.6)	(8.1)	0.7	(5.8)	(2.6)	(4.3)	(5.7)	(7.1)
Net income (loss) per share - basic	(0.02)	(0.01)	—	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)
During the reporting periods, the Company reported not discontinued operations or extraordinary items.

The trend in total quarterly revenues illustrated above correlates with gold ounces sold and average sales price per ounce sold as illustrated in Table 2.

In addition to the impact of operating costs and gold production, the net loss variations recognized from quarter to quarter during 2006 resulted from a $0.5 million decrease in corporate general and administrative costs despite increased expenses for consulting and contractors to fulfill Sarbanes-Oxley compliance, financial advisory work fees to identify corporate strategic alternatives, legal fees related to the Newmont transaction, D&O insurance premiums and other general costs.  During 2005, corporate general and administrative costs included approximately $1.0 million in corporate restructuring charges during the first quarter, $0.5 million in increased consulting and advisory services related to the redevelopment plan in the third quarter, a $0.9 million non-cash write down in the value of outstanding gold put options, which were classified as non-derivative financial instruments in the fourth quarter, and other non-operating expense items.

The Company realized an average sales price during the fourth quarter of 2006 of $615 per ounce, $2 higher than the average spot price for the quarter and 27% higher than the average realized gold sales price during the same period in 2005 of $485.  The Company realized an average sales price during the full-year 2006 of $609 per ounce, $6 higher than the average spot price for full-year 2006, and $164 or 37% higher than the average realized gold sales price during the same period in 2005 of $445.  Gold prices have trended generally upward during the past five years, achieving a 25-year high of $725 per ounce in May 2006.  The increase from the former high of $537 per ounce in December of 2005 can be attributed to a number of factors, including: a decrease in the value of the US dollar during 2006 in comparison to other major foreign currencies, a continued increase in global demand for commodities, including gold, and a bullish sentiment in the precious metals market.

The Company sells its gold production at the spot price and has no forward sales commitments.

The Company will occasionally purchase gold put options to provide for price risk protection during times of volatile market prices.  No new put options were acquired in 2006 and the Company wrote off the remaining $0.2 million in value of outstanding gold put options during the year.  Put options expire and related premiums are paid in accordance with the number of put options purchased and the assigned strike price for each respective month.  The purchase of gold put options provides the Company with downside price protection for future gold sales and provides some assurance of future revenue cash flows for future production and planning.

Development and Exploration

Capitalized mine development of 7,083 feet was essentially on plan during the full-year 2006 compared with 9,412 feet completed in the same period of 2005.  The mine phased-out its use of mining contractors during the third and fourth quarters of 2006 with no mining contractors on site at the end of the year.

Queenstake invested $4.9 million in exploration during the full-year 2006 with five surface drill rigs working at the Jerritt Canyon District, at Starvation Canyon and other targets.  The Company completed 930 surface drill holes totaling 135,940 feet during 2006.  On August 3, 2006 the Company announced one of the best drill intercepts in the three-decade history of Jerritt Canyon: an intercept at Starvation Canyon of 140 feet with an average grade of 0.46 ounce of gold per ton (opt).  This interval included an intercept of 70 feet of 0.6 opt.  This discovery of high-grade gold mineralization at Starvation Canyon is located between two known gold resource zones and could potentially represent a new northwest trending gold-bearing structure.  Exploration expenditures for 2006 were ultimately limited by cash from operations and availability of drill rigs.

The Company is evaluating development of an exploration drift for the Starvation Canyon project that could more rapidly advance the project using underground drill platforms.  Preliminary designs indicate that an 800-foot drift would reach the known boundary of the west zone.

During the full-year 2006, underground exploration continued at the SSX-Steer Mine Complex, the Mahala, West Dash and West Coulee deposits at the Smith Mine, with 930 holes completed, totaling 175,526 feet of drilling.

Mineral Reserves and Resources

It is the policy and practice of the Company to update mineral reserves and resources on an annual basis at the end of the calendar year based on recent geology, drilling and grade information derived from the past field season.

Estimated proven and probable mineral reserves totaled 485,700 ounces of gold contained in 2.0 million tons of ore at an average grade of 0.245 opt at December 31, 2006, based on a three-year average gold price of $485 per ounce. Measured and indicated resources, including reserves, were estimated at 1.9 million ounces of gold contained in 8.2 million tons of ore at an average grade of 0.232 opt.  The Company also estimated inferred resources of 2.4 million tons of ore at an average grade of 0.226 opt for 545,200 contained ounces of gold.  The Company’s proven and probable reserves and measured and indicated resources were audited and verified by SRK Consulting (U.S.), Inc. as satisfying the standards of Canadian National Instrument 43-101.   The reserve report prepared by SRK will be filed on SEDAR in the second quarter of 2007.  See the report filed for details of reserve and resource estimation methodology and assumptions used.

Proven and probable reserves, estimated using a $485 per ounce gold price,  at December 31, 2006 were lower than in 2005, largely due to increases in the mining unit costs, increase in cutoff grade, remnant ounces condemned with the shutdown of the Murray Mine and, elimination from  reserves of ounces below the water table at the Smith Mine.  A large proportion of gold ounces eliminated from reserves for economic reasons remain in the measured and indicated resource category.  The refinement of the geologic models, first adopted in 2005, in applying smaller, narrower blocks in mine planning continues to improve the overall quality of the resources and reserves.  The proven reserve component of total proven and probable reserves remained at 36% at December 31, 2006, unchanged from year-end 2005.  The Qualified Person for the technical information contained in this Management’s Discussion and Analysis section is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of the Company.

Risks and Uncertainties

This document contains “forward-looking statements” that involve various risks and uncertainties.   The Company relies on forecasts, estimates and projections related to production, operating costs and global economic factors all of which are subject to events or results that may not be anticipated, estimated or intended (see “Cautionary Statement Regarding Forward-Looking Statements” below.)

The Company is subject to various financial and operational risks due to factors outside of the control of the Company. Gold prices are affected by factors such as global supply and demand, expectations of the future rate of inflation, the strength of, and confidence in, the U.S. dollar relative to other currencies, interest rates and geopolitical events.  Should the price of gold drop and the prices realized by the Company on gold sales decrease significantly and remain at such a level for any substantial period, the Company’s profitability and cash flow would be negatively affected.

Although the Company has carefully prepared its mineral reserve and resource estimates, no assurance can be given that the indicated mining and processing recoveries of gold from the estimated reserves will be realized over the life of the mine.

The business of mining is generally subject to a number of risks including equipment failure, operational accidents, unstable ground conditions and severe weather.

The Company is subject to inflationary cost pressures related to commodities used in operating activities, including but not limited to, gasoline, propane, diesel, crude oil products, cement, cyanide and various other commodities used in mining activities.  The Company actively seeks to mitigate these cost pressures through continuous improvement in supply chain relationships and other operational initiatives.

The Company competes with other mining companies for experienced personnel to staff mining and administrative positions.  The demand for mining engineers, geologists, accounting and other professional positions is intense among mining companies.  The demand for trades-persons including underground miners, mechanics, electricians and millwrights is also high and the available workforce is limited.  The Company actively seeks to offset these pressures by providing competitive wages and salaries, industry standard benefits, excellent training, advancement opportunities and a safe workplace.  However, there remains a risk that manpower needs will not be met and production shortfalls will result.

The Company purchases ore from Newmont at a price determined based on the calculated recoverable gold content of the ore and at the gold market price per ounce in effect at the time the ore is delivered to the Jerritt Canyon property.  The Company may elect to process Newmont purchased ore at a later date.  The Company is at risk should the price of gold drop between the time the ore is purchased and the time the purchased ounces are produced and sold.

The Company has purchased and accumulated significant amounts of gold inventory contained in ore stockpiles.  Although the Company uses industry best practices in determining the gold grade and estimated recovery of ores placed in stockpiles, there is a risk that gold losses can occur in storage and handling of the ore and, that ounces recovered from stockpiles may be significantly different than calculated.

The Company’s exploration work involves many risks and may be unsuccessful.  Substantial expenditures are required to establish proven and probable mineral reserves and to complete the related mine development.  It may take several years from the initial phases of drilling until production is possible.  As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

The validity of mining claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested.  Although the Company has attempted to ensure satisfactory title to its properties, some risk exists that some titles may be defective.

The Company seeks to minimize risks through the use, from time to time, of non-hedge derivative financial instruments, or gold put options, to provide a minimum price realizable for a portion of its near-term gold production, through independent reviews of its mineral reserve and resource estimates, careful operational planning, and transferring some of the risk through the purchase of insurance.

The Company’s revenues and most of its expenditures are incurred in U.S. dollars.  However, equity financing completed by the Company is primarily in Canadian dollars.  Consequently, the Company is at risk to foreign exchange movements between these two currencies to the extent that cash reserves, outstanding warrants and options are denominated in Canadian dollars.

The Company is obligated to repay the $8.0 million Facility to Auramet Trading LLC (“Auramet”) by May 31, 2007 (extended from April 30, 2007).  The Company expects to repay the Facility through a combination of completion of the Queenstake and YGC merger (see “2007 Subsequent Events” above), equity financing, cash generated through operations, conversion of the facility or other means.  If the Queenstake-YGC merger and integral financing is delayed or terminated, the Company will seek to restructure and further extend the payment term of the Facility.

Reconciliation of Non-GAAP Measures

Table 6 provides a reconciliation of cash operating costs per ounce, a non-GAAP measure, to costs of sales as reported in the Consolidated Statements of Operations.

Table 6 — Cash Operating Costs per Ounce

(In millions of U.S. Dollars)	2006	2005	2004
Cost of sales per Consolidated Statements of Operations	$93.4	$80.3	$85.3
Less: Royalty expense and production taxes included above	0.5	(2.6)	(2.6)
Effects of inventory and other adjustments	(3.3)	0.8	(0.1)
Cash operating costs associated with ounces sold	$90.6	$78.5	$82.6

Ounces produced	169,851	204,091	245,651

Cash operating costs per ounce	$533	$386	$336

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, the Company had a working capital deficit of $12.4 million, a reduction of $17.2 million from December 31, 2005, primarily due to the increase in purchased ore stockpile inventories and decreased cash and cash equivalents.  Newmont continued to deliver purchased ore tons to the property throughout the year on the schedule as originally agreed and, at the current process capacity, the mill was generally not able to process the delivered tons, thereby building purchased ore inventory in stockpile.  At December 31, 2006 the Company was carrying $24.7 million in purchased ore inventory and loaded carbon.  The Company paid $7.4 million to Newmont during the full-year 2006 in accordance with the terms of the Newmont contract for purchased ore.  At December 31, 2006, the Company owed Newmont $27.7 million for ore and loaded carbon delivered and the Company was not in default of any terms of the ore and carbon processing purchase agreement with Newmont.

The fundamental changes to operating practices made at the end of the third quarter of 2006 are expected to reduce expenses by approximately $16 million per year at Jerritt Canyon. The estimated annual savings include approximately $12 million (15% reduction) in cash operating costs and approximately $4 million (20-25% reduction) in development contractor costs.

The working capital deficit was $12.4 million at December 31, 2006 compared to a positive working capital position of $4.8 million at December 31, 2005.  Cash and cash equivalents were $6.6 million at December 31, 2006, a decrease of $3.6 million from year-end 2005.  Unsold gold inventory was $0.3 million at December 31, 2006, a decrease of $0.8 million from December 31, 2005.  As compared to December 31, 2005, the $27.7 million increase in inventories, representing a significant build up in purchased ore stockpiled, was offset by a $41.3 million increase in accrued liabilities and trade payables, including $27.7 million related to ore purchased at the end of the year, $8.0 million reclamation work reimbursable from AIG and higher energy and commodity costs.  The Company has estimated that there are approximately 11,900 ounces contained in the Jerritt Canyon ore stockpile and approximately 37,000 ounces in the Newmont purchased ore stockpile at the mill at December 31, 2006.   For the first and second quarters of 2007, it is anticipated that the mill will be running at approximately 75% of capacity, processing both Jerritt Canyon mined ore, and concentrates and ore purchased from Newmont’s Nevada operations.  The Company’s cash flows from operations are expected to be sufficient to fund currently planned mining operations, property obligations and general and administrative activities through completion of the Queenstake-YGC business combination.  Under the current schedule, which requires the Company to complete the mill annual maintenance and bull gear change in the second quarter, the Company expects that the mill and roasters will have capacity to process the stockpiles of Newmont purchased ore by year-end 2007 as well as planned ore deliveries from Newmont through the end of the year.

The Company has recorded an asset in “Jerritt Canyon Mineral Property, Plant and Equipment, Net” for $8.4 million at year-end 2006 for the evaporation pond, a reclamation project expenditure that the Company considers is reimbursable under the Company’s Environmental Risk Transfer Program with the Insurer (see “2007 Subsequent Events” above.)  Proceeds from the Insurer, when received, will offset the costs recorded in Mineral Property, Plant and Equipment.  The Company expects that the dispute will be resolved by the first quarter of 2008.  The lawsuit filed with the Insurer also includes other direct costs incurred as a result of delays in reimbursement, financing, legal and other items.

Upon completion of the installation of the new bull gear on the mill, which is planned for the end of the second quarter of 2007, the Company anticipates that the mill will be able to operate at its full capacity of approximately 1.5 million tons per year.  At this expected processing rate, the accumulated purchased ore inventory is expected to be depleted by the fourth quarter of 2007.  Under the terms of the agreement with Newmont, the Company pays Newmont for the purchased ore ounces as the ounces are produced and sold.  Under the current 2007 mine production and processing plan, purchased ore tons are expected to make up more than 50% of mill throughput.

The Company invested $31.9 million in the Jerritt Canyon mines during the full-year 2006, principally in underground mine development and in purchasing and refurbishing plant and equipment.  As mentioned earlier, the Company continues to experience higher commodity costs, which also impact underground mine development costs.  The Company anticipates funding these programs from cash generated from operating activities and cash balances on hand.

Net cash generated by financing activities during the full-year 2006 was $9.7 million compared to net cash generated of $32.9 million during the full-year 2005.  During 2006, financing activities included $10.0 million the Company received for the Newmont transaction (see “Private Placement, Ore Processing and Property Lease Agreements” above) and $1.6 million received from exercise of warrants, offset by $1.9 million in payments for operating leases and other financing activities.

The Company’s material contractual obligations at December 31, 2006 are illustrated in Table 7.

Table 7 — Material Contractual Obligations

	Payments due by period
(In millions of U.S. dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Capital lease obligations	$3.3	$1.2	$1.8	$0.3	$—
Operating leases	0.4	0.2	0.2	—	—
Non-hedge derivative financial instruments	0.1	0.1	—	—	—
Total Material Contractual Obligations	$3.8	$1.5	$2.0	$0.3	$—

On April 13, 2006, the Company entered into an agreement with Newmont to process ore at the Company’s Jerritt Canyon roaster facility.  The Company is committed to process 500,000 tons of Newmont ore annually for two years from the date of the agreement.  The Company purchases ore from Newmont at a price determined based on the calculated recoverable gold content of the ore and at the gold market price per ounce in effect at the time the ore is delivered to the Jerritt Canyon property.  The Company is at risk should the price of gold drop between the time the ore is purchased and the time the purchased ounces are produced and sold.  Since commencement of deliveries in April 2006 and through December 31, 2006 the Company received approximately 440,000 tons of ore pursuant to the agreement.

At the end of the third quarter, the Company instructed its financial advisors Blackmont Capital Inc. of Toronto to assist the Company in evaluating and pursuing strategic alternatives regarding the long-term value of Queenstake’s assets.  As a result of this process, on March 16, 2007, the Company and YGC Resources Ltd. (“YGC”) signed a definitive combination agreement to merge the companies to form Yukon-Nevada Gold Corporation (see “2007 Subsequent Events” above).  Upon completion of the merger, the Company is obligated to pay Blackmont a success fee equal to 1.25 percent of the transaction value.

2006 FOURTH QUARTER OVERVIEW

Gold production for the three month period ended December 31, 2006 was 45,776 ounces, essentially unchanged from the 45,555 ounces of gold produced in the same period for 2005.

Cash operating costs of $545 per ounce during the fourth quarter of 2006 were $132 or 32% higher than the fourth quarter of 2005.  The increased cash operating costs per ounce resulted from lower ore tons mined (23,841 tons or 11%), declining ore grade (0.03 opt or 12%), higher commodity and supplies costs and reduced capital development.  Approximately $48 per ounce or 36% of the total increase in cash operating costs per ounce from the third quarter of 2005 can be attributed to increased commodities, labor and contractor costs.

During the three months ended December 31, 2006, revenues of $27.6 million were generated from sale of 44,929 ounces at an average realized sales price of $615 per ounce.  For the fourth quarter of 2005, revenues of $22.7 were generated from the sale of 46,828 ounces at an average realized sales price of $485 per ounce.  The Company also generated $0.7 million in revenue during the fourth quarter of 2006 from processing loaded carbon from Newmont.

The Company had a net loss of $7.6 million ($0.02 per share) for the three month period ended December 31, 2006 compared to a net loss of $2.6 million ($0.01 per share) for the same period of 2005.  The increase in net loss is mainly attributed to the increase in operating costs per ounce and fewer ounces sold (1,899 ounces or 4%).

OUTLOOK

Full Year 2007

The Company expects to close the Queenstake-YGC business combination in the second quarter of 2007 (see “2007 Subsequent Events” above.)  Upon closure of the merger, the new Board of Directors and management of Yukon-Nevada Gold Corporation will determine the production outlook, exploration and capital investment levels, and strategic focus in order to deliver maximum value from the Jerritt Canyon operation and assets.

If the Queenstake-YGC merger is delayed or does not close during 2007, the Board of Directors and management of the Company will release 2007 production estimate based on a revised mine plan for Jerritt Canyon to achieve cash self sufficiency during 2007 without a significant investment in exploration,  mine development or capital infrastructure.  The cost cutting measures undertaken in late 2006 appear to be taking effect, however, ore tons mined and grade have declined over the past 15 months.  The Company expects that gold production will stabilize but at a reduced rate from the 2006 level.  The Company is analyzing the full impact of the cost reduction measures implemented, development requirements, mill shutdown and bull gear replacement timing issues, and other production/cost improvement measures.  The mill should be processing at full capacity, or approximately 1.5 million tons per year, beginning in July 2007 upon completion of bull gear replacement.  All Newmont purchased ore stockpiles existing as of March 29, 2007 should be processed by year-end 2007.  During the second quarter of 2007, the mill is scheduled to be down for 10 days to allow for annual maintenance and bull gear replacement.  During the scheduled mill down-time, the mines will continue to mine ore and accumulate the ore in stockpiles adjacent to the mill that will then be processed during the third quarter of 2007.  Cash operating costs are expected to continue to be adversely affected by increases in basic commodity prices.

If the Queenstake-YGC merger is delayed or does not close, it is unlikely that a significant exploration or sustaining capital program could be funded without seeking additional financing.

Royalties paid to certain land owners in the Jerritt Canyon District are expected to be approximately $2 per ounce at a gold price of $600 to $650 per ounce.

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  The Company’s critical accounting estimates relate to the estimate of gold reserves and asset retirement obligations.

The Company capitalized the Jerritt Canyon acquisition costs, valuing the related non-cash consideration at fair value.  The Company’s policy is to capitalize long-term mine development and reserve expansion program costs incurred within, or contiguous to, known gold ore reserves.  These costs constitute a significant portion of the Jerritt Canyon property, plant and equipment and are amortized on a units-of-production basis over estimated gold reserves.  Under this method, depletion cost, and therefore net book values of mining property and capitalized development is directly affected by the Company’s estimate of proven and probable mineral reserves at Jerritt Canyon.  In addition, the useful lives of plant and equipment may be limited by the expected mine life which is dependent on mineral reserves.  The Company engaged an independent consulting firm, to review the Company’s mineral reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which is planned to be filed in the second quarter of 2007.  If these estimates prove inaccurate, or if the Company revises its mine plan at Jerritt Canyon due to changes in the market price of gold or significant changes in mine operating costs, and as a result the estimate of mineral reserves is reduced, the Company could be required to write-down the book value of the Jerritt Canyon property, plant and equipment, and/or to increase the amount of depreciation and depletion expense, both of which would reduce the Company’s earnings and net assets.  The Company does not currently anticipate any significant impact to the Jerritt Canyon mineral reserve estimate.

The Company also assesses Jerritt Canyon property, plant and equipment for impairment at the end of each accounting period.  If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, the Company would be required to write-down the recorded value of Jerritt Canyon property, plant and equipment, which could reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim the Jerritt Canyon property after the minerals have been fully depleted, and has estimated the present value of the costs to comply with existing reclamation standards.  It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in regulations; the extent of environmental remediation required or completed the means of reclamation or changes in cost estimates.  Currently, reclamation and closure obligations are expected to be funded by the Company by means of the restricted cash account established with AIG.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair value of the Company’s current financial assets, excluding marketable securities, and current financial liabilities approximate their carrying values due to their short-term maturities.

The profitability of the Company is directly related to the market price of gold.  The Company from time to time purchases non-hedge derivative financial instruments, or gold put option contracts, to protect against the risk of falling gold prices.  The put option premiums related to the put option contracts are recognized as a deferred charge and liability on acquisition and expensed to operations and paid, respectively, in the period in which the contracts expire.  If the gold price is lower than the strike price of the respective purchased put option on the expiry date, gold is sold at the strike price of the put option.  If the market gold price is higher that the strike price of the put option, the option expires without exercise.  These derivate financial instruments are fair valued at each reporting date and changes in fair value are recorded in operating expenses.  The Company does not use gold forward sales contracts to fix future gold prices realized.  Other than short-term (less than 3-weeks) price protection obligations related to the Facility financing, the Company did not purchase any gold put options during 2006 or subsequently.

Marketable securities, consisting of 25,000 shares of Nevada Pacific Gold, Ltd. a TSX Venture Exchange listed gold company, are carried at market value.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares without par value. Outstanding share data are illustrated in Table 8.

Table 8 — Outstanding Share Data

Units in thousands	Common shares issued and outstanding	Common share purchase warrants	Common share purchase options
Balance, December 31, 2006	583,706	74,462	16,887
Common shares issued with debt issuance	1,465	—	—
Warrants issued with debt issuance	—	10,000	—
Warrants expired	—	(45,850)	—
Options expired	—	—	(410)
Balance, March 29, 2007	585,171	38,612	16,477

CONTROLS AND PROCEDURES

The Company maintains a system of internal controls and procedures over financial reporting designed to safeguard assets and ensure the financial information is reliable.

As of December 31, 2006, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure, and (ii) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

During the course of evaluating controls and procedures relating to financial reporting, management identified and corrected a material weakness in internal controls where the review, approval and quality control of critical financial accounting spreadsheets were not effective.  Additional controls and procedures to strengthen internal controls in this area were implemented by the Company to prevent a similar material error from occurring in the future.

Because of the inherent limitations in all control systems, including resource constraints and costs, these systems cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

The Company also maintains internal control over financial reporting. The term “internal control over financial reporting,” as defined by Rule 13a-15(f) of the Exchange Act, means a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that:

•                  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•                  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•                  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our Consolidated Financial Statements.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that the Company include annually a management report on internal control over financial reporting and such report is included below.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The evaluation of the effectiveness of our internal control over financial reporting is based upon the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the Company’s evaluation under the COSO framework, except for the material weakness in internal controls over financial accounting spreadsheets discussed above, which was remediated, management has concluded that internal controls over financial reporting are effective as of December 31, 2006.

The Company’s CEO is required to annually file a certification with the AmericanStock Exchange (“AMEX”), certifying compliance with the corporate governance listing standards of the AMEX. During 2006, the Company’s CEO filed such annual certification with the AMEX, which was not qualified in any respect, indicating that they were not aware of any violations by the Company of the AMEX corporate governance listing standards.  The Company’s CEO and CFO are also required to, among other things, file quarterly certifications with the SEC regarding the quality of our public disclosures, as required by Section 302 of the Sarbanes-Oxley Act. Such certifications for the year ended December 31, 2006 have been filed as exhibits 31.1 and 31.2 to this Annual Report on Form 40-F.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form and annual audited financial statements are on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.   Mineral “resources” or “resource” used in this document are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability.  For further information, please refer to the risk factors and definitions of reserves and resources in the Company’s filings on SEDAR and with the SEC on the Company’s website, www.queenstake.com. The Qualified Person for the technical information contained in this document is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake. The Company’s previous technical report on reserves and resources with respect to Canadian National Instrument 43-101 was filed on SEDAR on May 4, 2006. This report is available under Investor Information/Financial Information/SEDAR filings at www.queenstake.com or at www.sedar.com under the Company’s name.  The Company will be filing an updated technical report on reserves and resources in the second quarter of 2007.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of the United States.  Forward-looking statements include, but are not limited to, statements with respect to anticipated commencement dates of mining or metal production operations, projected quantities of future metal production, anticipated production rates and mine life, operating efficiencies, costs and expenditures and conversion of mineral resources to reserves.  In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts.  Forward-looking statements include, without limitation, (i) estimates and projections of future gold production and cash operating costs, (ii) estimates of savings, cost reductions and mill refurbishment and maintenance costs, (iii) estimates related to financial performance, including cash flow, capital expenditures, exploration and administrative costs, (iv) estimates and projections of mineral reserves and resources, (v) estimates and opinions regarding geologic and mineralization interpretation, (vi) estimates of exploration investment, scope of exploration programs and timing of project advancement, commencement of production and availability of drills and other equipment, (vii) estimates of reclamation and closure costs, and (viii) statements relating to the proposed combination of the Company and YGC Resources.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, mine development, production and cost estimate risks, risks relating to the proposed combination of the Company and YGC Resources and other risks, including those described under the heading “Risk Factors” in the Renewal Annual Information Form and in the Management’s Discussion and Analysis, included herein as Exhibits 1 and 3, respectively, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Queenstake’s expectations are disclosed in Queenstake documents filed from time to time with Canadian Regulatory authorities on SEDAR, the U.S. Securities and Exchange Commission (SEC) and other regulatory authorities.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.